                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].



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                                  SCHEDULE 13D
CUSIP No.............................................................M98105-105

--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Convergys Corporation
     I.R.S. ID No. 31-1598292

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
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                                       7.      Sole Voting Power
                                               4,750,200
          Number of Shares
         Beneficially Owned            8.      Shared Voting Power
               by Each                         0
              Reporting
             Person with               9.      Sole Dispositive Power
                                               4,750,200

                                       10.     Shared Dispositive Power
                                               0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      4,750,200
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

--------------------------------------------------------------------------------
13.   Percent  of Class  Represented by Amount in Row (11)
      70.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
      HC
--------------------------------------------------------------------------------


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SCHEDULE 13D

CUSIP No. ............................................................M98105-105

--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Convergys Information Management Group Inc.
     I.R.S. ID. No. 31-1069790
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     AF

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization Ohio

--------------------------------------------------------------------------------
                                       11.     Sole Voting Power
                                              4,750,200
          Number of Shares
         Beneficially Owned            12.     Shared Voting Power
               by Each                        0
              Reporting
             Person with               13.     Sole Dispositive Power
                                              4,750,200

                                       14.     Shared Dispositive Power
                                              0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person
     4,750,200

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
         70.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person
         CO

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



Item 1.           Security and Issuer

     This Statement on Schedule 13D relates to Ordinary Shares each with New Israeli Shekel 1 Par Value of Wiztec Solutions Ltd. ("Wiztec"), a company limited by shares duly registered under the laws of the State of Israel, with its principal executive offices at 8 Maskit Street, Herzlia, 46776 Israel.

Item 2.           Identity and Background

     This Statement is being filed by Convergys Corporation ("Convergys"), an Ohio corporation, and Convergys Information Management Group Inc., formerly known as Cincinnati Bell Information Systems Inc., ("Convergys IMG"), an Ohio corporation and wholly owned subsidiary of Convergys. Convergys is a holding company and Convergys IMG provides customized billing solutions using proprietary software development expertise and high volume processing capabilities. The principal offices of Convergys are located at 201 East Fourth Street, Cincinnati, Ohio 45202. The principal offices of Convergys IMG are located at 1400 Commerce Center, 600 Vine Street, Cincinnati, Ohio 45202.

     The information required by Instruction C to Schedule 13D with respect to executive officers and directors of Convergys and Convergys IMG is contained in Annex A hereto and incorporated by reference herein.

     During the last five years, neither Convergys, Convergys IMG nor any of the persons referred to on Annex A (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Convergys IMG to purchase the shares acquired pursuant to the Stock Purchase Agreement, dated as of August 19, 1997, among Convergys IMG, Wiztec and certain shareholders of Wiztec (the "First Purchase Agreement") was $11,000,000. Convergys IMG obtained all such funds from its parent corporation at the time, Cincinnati Bell Inc. Cincinnati Bell Inc. advanced such funds to Convergys IMG from its working capital. The total amount of funds required by Convergys IMG to purchase the shares to be acquired pursuant to the Agreement, dated as of February 16, 1999, among Convergys IMG, certain shareholders of Wiztec and Formula Systems (1985) Ltd. (the "Second Purchase Agreement") is $52,615,550. Convergys IMG will obtain all such funds from its parent corporation, Convergys. Convergys will advance such funds to Convergys IMG from its working capital.

Item 4.           Purpose of Transaction

     In August 1997, Convergys IMG entered into a strategic relationship with Wiztec for the purpose of adding billing capabilities for Convergys IMG in the global and direct broadcast satellite marketplaces. The strategic relationship between Convergys IMG and Wiztec includes marketing

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

and development agreements. Convergys IMG and Wiztec entered a Marketing and Licensing Agreement, dated as of August 19, 1997, pursuant to which Wiztec granted Convergys IMG a non-exclusive right to use, license and market Wiztec's proprietary software, which provides comprehensive subscriber management systems to multi-channel subscription television system operators. Convergys IMG and Wiztec also entered into a Joint Development Agreement, dated as of August 19, 1997, under which Convergys IMG and Wiztec committed to cooperate and use their funds, knowledge and personnel to jointly develop a "next generation" customer care and billing system for North American and international markets.

     In addition, pursuant to the First Purchase Agreement, Convergys IMG purchased 1,300,000 Ordinary Shares of Wiztec for the aggregate purchase price of $11,000,000 and was granted an option (the "Option"), exercisable until October 1999, to purchase that number of Ordinary Shares, which would result in Convergys IMG owning 51% of Wiztec's Ordinary Shares. If Convergys IMG had exercised the Option, certain Wiztec shareholders would have been subject to a call option (the "Call Option") exercisable by Convergys IMG, pursuant to which such shareholders would have been required to sell all of their remaining Ordinary Shares of Wiztec to Convergys IMG. In addition, such shareholders would have had a put option (the "Put Option"), enabling such shareholders to sell all of their remaining Ordinary Shares of Wiztec to Convergys IMG. If Convergys IMG would have purchased all of the Ordinary Shares pursuant to the Purchase Agreement, including the Option and either the Put Option or the Call Option, it would own approximately 70% of Wiztec's issued and outstanding Ordinary Shares.

     On February 16, 1999, to replace the above-described options, the parties entered into the Second Purchase Agreement, pursuant to which Convergys will purchase from certain Wiztec shareholders and Formula Systems (1985) Ltd. 3,450,200 Ordinary Shares of Wiztec, at $15.25 per share, for an aggregate purchase price of $52,615,550. This transaction is scheduled to close on March 2, 1999. Convergys IMG's purpose for purchasing the securities of Wiztec is to acquire a majority ownership interest in Wiztec. Upon the closing of the transaction, it is anticipated that three members of the Board of Directors of Wiztec will resign and will be replaced by three directors proposed by Convergys IMG. In addition, in the future, Convergys IMG or its affiliates may acquire additional Ordinary Shares of Wiztec though open market purchases or other means.

Item 5.           Interest in Securities of the Issuer.

(a) Convergys and Convergys IMG beneficially own a total of 4,750,200 Ordinary Shares of Wiztec, which represents 70.0% of the Ordinary Shares of Wiztec outstanding as of February 16, 1999.

(b) Convergys IMG directly has and Convergys indirectly has sole power to vote and direct the disposition of 1,300,000 Ordinary Shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     For information regarding such contracts, arrangements, understandings or relationships, see Item 4 above.


Item 7.           Material to be Filed as Exhibits.

(1)  Filing Agreement, dated February 23, 1999.

(2)  Stock Purchase Agreement, dated August 19, 1997.

(3)  Agreement, dated February 16, 1999.

(4)  Commitment to File Schedules and Exhibits.



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



SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated:            February 25, 1999

                              Convergys Corporation

                              By: /s/ William D. Baskett III
                                  --------------------------
                              Name: William D. Baskett III
                              Title: General Counsel and Secretary


                              Convergys Information Management Group Inc.

                              By: /s/ Roy T. Heggland
                                  -------------------
                              Name: Roy T. Heggland
                              Title: Senior Vice President and General Counsel

EXHIBIT INDEX


No.      Description
---      -----------
(1)      Filing Agreement, dated February 23, 1999.

(2)      Stock Purchase Agreement, dated August 19, 1997.

(3)      Agreement, dated February 16, 1999.

(4)      Commitment to File Schedules and Exhibits.


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

                                     ANNEX A

     The following tables contain the name and all other required information concerning the directors and executive officers of Convergys and Convergys IMG, all of whom are United States citizens.


CONVERGYS

             NAME                           ADDRESS                      OFFICE/TITLE                      OCCUPATION
Charles S. Mechem, Jr.           201 East Fourth Street,        Chairman and Director           Chairman and Director
                                 Cincinnati, Ohio 45202

James F. Orr                     201 East Fourth Street,        President and Chief Executive   President and Chief
                                 Cincinnati, Ohio 45202         Officer and Director            Executive Officer and
                                                                                                Director
William D. Baskett III           201 East Fourth Street,        General Counsel and Secretary   General Counsel and Secretary
                                 Cincinnati, Ohio 45202

Stephen G. Rolls                 201 East Fourth Street,        Chief Financial Officer         Chief Financial Officer
                                 Cincinnati, Ohio 45202

Robert P. Komin                  201 East Fourth Street,        Vice President Finance and      Vice President Finance and
                                 Cincinnati, Ohio 45202         Treasurer                       Treasurer

John F. Barrett                  201 East Fourth Street,        Director                        President/CEO of The Western
                                 Cincinnati, Ohio 45202                                         Southern Life Insurance
                                                                                                Company

Judith G. Boynton                201 East Fourth Street,        Director                        Chief Financial Officer of
                                 Cincinnati, Ohio 45202                                         Polaroid Corporation

Gary C. Butler                   201 East Fourth Street,        Director                        President and Chief
                                 Cincinnati, Ohio 45202                                         Operating Officer of
                                                                                                Automatic Data Processing,
                                                                                                Inc.

Roger L. Howe                    201 East Fourth Street,        Director                        Retired Chairman of U.S.
                                 Cincinnati, Ohio 45202                                         Precision Lens, Inc.

Steven C. Mason                  201 East Fourth Street,        Director                        Retired Chairman, CEO and
                                 Cincinnati, Ohio 45202                                         President of Mead Corporation

Brian H. Rowe                    201 East Fourth Street,        Director                        Retired Chairman of General
                                 Cincinnati, Ohio 45202                                         Electric Aircraft Division
                                                                                                of the General Electric
                                                                                                Company


CONVERGYS INFORMATION MANAGEMENT GROUP INC.

             NAME                           ADDRESS                      OFFICE/TITLE                      OCCUPATION
Robert J. Marino                 1400 Commerce Ctr.             President and Director          President
                                 600 Vine Street
                                 Cincinnati, Ohio 45202

Brian C. Henry                   1400 Commerce Ctr.             Chief Operating Officer         Chief Operating Officer
                                 600 Vine Street
                                 Cincinnati, Ohio 45202

James F. Orr                     201 East Fourth Street,        Director                        President and Chief
                                 Cincinnati, Ohio 45202                                         Executive Officer of
                                                                                                Convergys

Roy T. Heggland                  1400 Commerce Ctr.             Senior Vice President,          Senior Vice President and
                                 600 Vine Street                General Counsel and Director    General Counsel
                                 Cincinnati, Ohio 45202

James A. Dahmus                  1400 Commerce Ctr.             Director                        Senior Vice President and
                                 600 Vine Street                                                Controller
                                 Cincinnati, Ohio 45202

